United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 25, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 25, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 25, 2006

THIRD-QUARTER 2006 RESULTS
(Peso amounts are stated in millions in constant terms as of September 30, 2006)

HIGHLIGHTS

  GRUMA net sales increased 11%, driven mainly by higher prices in Gruma Corporation. Sales volume increased 4%, driven by GIMSA, Gruma Corporation and Gruma Centroamerica.

  GRUMA's EBITDA increased 4% and EBITDA margin declined to 9.5% to 10.2%. Growth in EBITDA was due mostly to Gruma Venezuela.

  Majority net income increased 23%, driven by higher operating profits, lower interest expenses, and higher income from unconsolidated associated companies.

Consolidated Financial Highlights
 (Ps millions)

	3Q06	3Q05	VAR (%)
Volume (thousand metric tons)	1,057	1,015	4
Net sales	7,905	7,130	11
Operating income	463	446	4
Operating margin	5.9%	6.3%	(40) bp
EBITDA	751	724	4
EBITDA margin	9.5%	10.2%	(70) bp
Majority net income	502	408	23
ROE (LTM)	10.9%	10.1%	80 bp

Debt
(US$ millions)

Sep'06	Sep'05	Var	June'06	Var
638	642	(0.6)%	641	(0.5)%

RESULTS OF OPERATIONS
3Q06 vs. 3Q05

Sales volume rose 4% to 1,057 thousand metric tons, driven mainly by sales volume growth of 5% in GIMSA, 5% in Gruma Corporation, and 20% in Gruma Centroamerica.

Net sales increased 11% to Ps 7,905 million due primarily to Gruma Corporation. Net sales increase outpaced sales volume growth due primarily to higher prices in Gruma Corporation, resulting mainly from price increases implemented during the first and third quarters of the year. Sales from foreign operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 65.9% from 65.6%. The increase was driven mainly by Gruma Corporation and GIMSA. In absolute terms, cost of sales rose 11% in connection with cost increases and sales volume growth in Gruma Corporation and, to a lesser extent, in GIMSA.

Selling, General, and Administrative expenses (SG&A) as a percentage of net sales increased slightly, to 28.3% from 28.2%, driven mainly by Gruma Corporation and to a lesser extent, by GIMSA. In absolute terms, SG&A increased 11% due mainly to Gruma Corporation.

Operating income increased 4% driven mainly by Gruma Venezuela. As a percentage of net sales, operating income decreased to 5.9% from 6.3% due mainly to Gruma Corporation and GIMSA.

Comprehensive financing income, net, was Ps 64 million versus Ps 93 million in third quarter 2005. The difference resulted mainly from the negative effect of exchange-rate swaps during 3Q05 related to the perpetual bond as well as from lower fees arising from last year's refinancing of a credit facility.

Other expenses, net, were Ps 94 million, compared with Ps 34 million in the same period last year due mainly to a write-down of some assets in Molinera de Mexico in connection with the provisions established in Bulletin C-15 ''Impairment in the Value of Long-Lived Assets and Their Disposal''. Other expenses also include the income from the sale of a small portion of GRUMA's stake in Grupo Financiero Banorte. GRUMA's ownership in Grupo Financiero Banorte decreased to 10.2% from 10.9%.

Taxes and employees' profit sharing amounted to income of Ps 4 million compared with an expense of Ps 10 million in third quarter 2005, due primarily to the aforementioned write-down of some assets in Molinera de Mexico and also to a reversal of provisions.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 160 million, Ps 25 million higher than in third quarter 2005.

GRUMA's total net income was Ps 470 million, 6% higher than in third quarter 2005. GRUMA's majority net income was Ps 502 million, 23% higher than in the same period of last year. The improvement resulted mainly from higher operating profits, lower interest expenses, and higher income from unconsolidated associated companies.

FINANCIAL POSITION
September 2006 vs. September 2005

Balance-Sheet Highlights	Total assets were Ps 29,582 million, an increase of 5%, driven mainly by (1) higher accounts receivable in connection with sales growth; (2) higher other accounts receivable driven by Gruma Corporation and Venezuela; (3) higher cash balances in GIMSA and Gruma Venezuela; and (4) higher value of the investment in Grupo Financiero Banorte, which is accounted for by the equity method.

Total liabilities rose by 1% to Ps 13,748 million as a result of an increase in other short-term accounts payable.

Stockholders' equity on September 30, 2006, totaled Ps 15,834 million, 10% higher than the balance on September 30, 2005.
Debt Profile	As of September 30, 2006, GRUMA's debt amounted to US$638 million, of which approximately 99% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2006	2007	2008	2009	2010	2011...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility					165.0		165.0
7.625% notes due 2007		50.5					50.5
Revolving credit facility		60.0					60.0
7.96% senior notes	0.4	1.5	1.6	10.5			14.0
Other	21.8	6.8	4.0	12.4	3.7		48.7
TOTAL	22.2	118.8	5.6	22.9	168.7	300.0	638.2

Debt Ratios

	3Q06	2Q06	3Q05
Debt Ratios (last twelve months)
Debt/EBITDA	2.5	2.7	2.6
EBITDA/interest expense	4.9	4.7	5.0

Others Ratios

Operational Ratios
Accounts receivable outstanding (days to sales)	42	41	40
Inventory turnover (days to cost of sales)	66	71	72
Net working capital turnover (days to sales)	54	60	53
Asset turnover (total assets to sales)	0.9	1.0	1.0
Profitability Ratios(%)
ROA	5.8	5.8	5.4
ROE	10.9	11.0	10.1
ROIC	6.6	6.7	7.4

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 640 million during third quarter 2006. Most of these investments were applied to Gruma Corporation and, to a lesser extent, to GIMSA.

On September 21, 2006, GRUMA opened its first tortilla plant in Asia, which is located in Shanghai, China. This new plant will serve mainly the foodservice channel, with an annual installed capacity of 30 thousand metric tons. The plant will allow GRUMA to strengthen its presence in the Asian markets by improving its service to its customers and consumers, introducing new products in the Asian market, and offering fresher products. Total investment for this plant is approximately US$20 million, which has been recorded since 2005.

Additionally, on October 3, 2006, GRUMA concluded the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, and naan. This company has annual sales of approximately US$40 million and serves both the foodservice and retail channels. The acquisition cost for Pride Valley Foods was approximately US$38 million. The acquisition will strengthen GRUMA's presence in the European market and will open an opportunity to expand its product portfolio to products similar to tortillas. This acquisition is not reflected in GRUMA's 3Q06 financials.

RECENT DEVELOPMENTS
Sale of Banorte's shares.	During 3Q06, GRUMA sold 13,424,100 of GFNORTEO's shares. As a result, GRUMA's ownership in Grupo Financiero Banorte decreased from 10.86% to 10.19%.

SUBSIDIARY RESULTS
3Q06 vs. 3Q05

Gruma Corporation

Sales volumen increased 5% over that of last year. Sales volume was driven mainly by continued growth of the U.S. tortilla industry and, to a lesser extent, the effect of acquisitions of one tortilla plant in Northern California and two in Australia.

Net sales grew 15% to Ps 4,264 million, mainly in connection with price increases and, to a lesser extent, sales volume growth, and also due to a change in the sales mix toward the tortilla business, whose products are priced higher than corn flour products.

Cost of sales as a percentage of net sales increased to 59.6% from 58.0% due mainly to the following:
(1) Higher costs for raw materials, primarily wheat flour; other supplies, including packaging; and electricity.
(2) Higher costs due to new plants and capacity expansions at existing plants, which have not been fully absorbed.
In absolute terms, cost of sales increased 18% due to the cost increases and sales volume growth mentioned above.

SG&A as a percentage of net sales increased slightly, to 33.3% from 33.2%, and, in absolute terms rose 15%, due mainly to higher distribution expenses, higher intercompany shipments due to still low production rates in new plants, higher fuel prices, and higher promotion and advertising expenses. In addition, SG&A in absolute terms also increased due to higher sales volume and the incorporation of acquisitions.

Operating income as a percentage of net sales decreased to 7.1% from 8.8%. In absolute terms, operating income decreased 8%.

GIMSA

Sales volume increased 5% to 439 thousand metric tons during 3Q06 mainly as a result of the acquisition of Agroinsa. Corn flour sales volume increased 2% to 404 thousand metric tons, while the volume of other products sold was 35 thousand metric tons.

Net sales increased 4% to Ps 1,819 million in connection with the aforementioned sales volume growth. The rate of growth in net sales lagged sales volume growth due to a change in the product mix resulting from the incorporation of Agroinsa's other products.

Cost of sales as a percentage of net sales increased to 72.4% from 70.3% due mainly to higher corn and, to a lesser extent, energy costs. In absolute terms, cost of sales increased 7% in connection with sales volume growth and the aforementioned cost increases.

SG&A as a percentage of net sales increased slightly, to 18.6% from 18.5%. In absolute terms, SG&A increased 5%; this increase reflects the strengthening of the sales and distribution departments and the inclusion of Agroinsa.

Operating income as a percentage of net sales decreased to 9.0% from 11.2% and, in absolute terms, decreased 16% to Ps 164 million due to the aforementioned higher costs.

For additional information, please see GIMSA ''Third-Quarter 2006 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 1% due mainly to higher wheat flour volume.

Net sales increased 5% to Ps 849 million due to (1) price increases implemented throughout the year in some of the products, (2) a change in the sales mix toward higher-priced products, and (3) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 79.9% from 87.7% due mainly to (1) lower wheat costs in connection with the elimination of tariffs on imported wheat, and (2) logistics efficiencies in raw-material handling. In absolute terms, cost of sales decreased 4% due mainly to the aforementioned lower wheat costs.

SG&A as a percentage of net sales decreased to 17.6% from 18.1%, due to better absorption. In absolute terms, SG&A increased 2% due to general salary increases.

Operating income was Ps 21 million versus an operating loss of Ps 46 million in third quarter 2005. Operating margin improved to 2.5% from negative 5.8%.

Molinera de Mexico

Sales volume increased 1% .

Net sales increased 12% to Ps 517 million due to price increases and, to a lesser extent, higher sales volume. Price increases were implemented in order to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 84.8% from 86.1% due to better absorption and higher wheat flour prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales grew 10% in connection with higher wheat costs and, to a lesser extent, higher energy costs.

SG&A as a percentage of net sales improved to 19.1% from 21.3% due to better absorption and remained flat in absolute terms.

Operating loss was Ps 20 million, representing 4.0% of net sales, versus a loss of Ps 34 million last year.

Gruma Centroamerica

Sales volume increased 20% due mainly to higher corn flour sales volume in connection with (1) the acquisition of a corn flour plant in Guatemala during the fourth quarter of 2005, (2) increased coverage within the region, and (3) a corn shortage in the region that favors the consumption of corn flour.

Net sales increased 15% to Ps 437 million due to the aforementioned increase in sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due mainly to the incorporation of the new corn flour plant, whose products have lower prices, and a change in the sales mix toward corn flour in bulk presentation.

Cost of sales as a percentage of net sales increased to 69.4% from 68.3%. The increase was driven mainly by the incorporation of the aforementioned acquisition, which reports lower gross margins than the rest of Gruma Centroamerica's corn flour operations. In absolute terms, cost of sales increased 17% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales decreased to 25.7% from 26.7% due to better expense absorption. In absolute terms, SG&A rose 11% in connection with sales volume growth and, to a lesser extent, higher fuel cost.

Operating income was Ps 21 million compared with Ps 19 million last year. Operating margin decreased slightly, to 4.9% from 5.0%.

Other and Eliminations[1]	Operating income was Ps 24 million compared with an operating loss of Ps 16 million in third quarter 2005.

1 Other and eliminations include Other Subsidiaries (technology operations, PRODISA, and corporate services) and accounting eliminations.

CONFERENCE CALL

The company will hold a conference call to discuss its third-quarter 2006 results on Thursday, October 26, 2006, at 11:00 a.m. (Central Time). From the United States or Canada please call (800) 263-8506; international or local callers dial (719) 457-2681; the passcode for all callers is 4684884. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4684884. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of September 30, 2006, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2005 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2005, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.99/dollar as of September 30, 2006. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe,  Asia, and Oceaniaa and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,900 employees and 89 plants. In 2005, GRUMA had net sales of US$2.5 billion, of which half came from the company's U.S. operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2006)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	3Q06	3Q05	VAR (%)	2Q06	VAR (%)	2006	2005	VAR (%)
NET SALES	7,905	7,130	11	7,542	5	22,540	20,208	12
GROSS PROFIT	2,698	2,453	10	2,672	1	7,795	7,044	11
GROSS MARGIN (%)	34.1%	34.4%		35.4%		34.6%	34.9%	
OPERATING INCOME	463	446	4	441	5	1,219	1,228	(1)
OPERATING MARGIN (%)	5.9%	6.3%		5.8%		5.4%	6.1%	
COMPREHENSIVE FINANCING COST (INCOME)	64	93		(56)		40	256	
INTEREST EXPENSE	144	166		134		422	459	
INTEREST INCOME	(17)	(13)		(15)		(59)	(36)	
FOREIGN EXCHANGE LOSS (GAIN)	13	12		(2)		5	68	
MONETARY POSITION (GAIN) LOSS	(77)	(73)		(173)		(328)	(235)	
OTHER (INCOME) EXPENSE, NET	94	34		(11)		79	121	
TAXES AND EMPLOYEES' PROFIT SHARING	(4)	10		156		291	334	
EQUITY EARNINGS, ASSOCIATED COMPANIES	(160)	(134)		(174)		(443)	(505)	
EXTRAORDINARY ITEMS	0	0		0		0	56	
NET INCOME	470	444	6	524	(10)	1,252	966	30
MAJORITY NET INCOME	502	408	23	476	6	1,212	891	36
EARNINGS PER SHARE[1]	1.04	0.90	15	0.99	5	2.51	1.97	28
EARNINGS PER ADR (US$)[2]	0.38	0.33	15	0.36	5	0.91	0.72	28
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	288	278		278		840	794	
DEPRECIATION AND AMORTIZATION, TOTAL	633	305		301		1,238	870	
EBITDA[3]	751	724	4	719	4	2,058	2,022	2
INVESTMENTS	640	943		664		1,769	1,848	

BALANCE SHEET SUMMARY	Sep-06	Sep-05	VAR (%)	Jun-06	VAR (%)
CASH AND CASH EQUIVALENTS	844	508	66	274	208
TRADE ACCOUNTS RECEIVABLE	3,733	3,141	19	3,426	9
OTHER ACCOUNTS RECEIVABLE	1,381	1,025	35	1,254	10
INVENTORIES	3,801	3,734	2	3,864	(2)
CURRENT ASSETS	10,041	8,653	16	9,099	10
PROPERTY, PLANT, AND EQUIPMENT, NET	14,491	14,409	1	14,549	(0)
TOTAL ASSETS	29,582	28,082	5	28,873	2
SHORT-TERM DEBT	314	306	2	482	(35)
CURRENT LIABILITIES	4,755	4,274	11	4,289	11
LONG-TERM DEBT	6,700	7,016	(5)	6,794	(1)
TOTAL LIABILITIES	13,748	13,636	1	13,524	2
MAJORITY STOCKHOLDERS' EQUITY	13,049	11,758	11	12,847	2
STOCKHOLDERS' EQUITY	15,834	14,446	10	15,349	3
CURRENT ASSETS/CURRENT LIABILITIES	2.11	2.02		2.12	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	0.87	0.94		0.88	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	0.31	0.34		0.32	
BOOK VALUE PER SHARE[1]	27.04	25.98		26.64	

[1] On the basis of 482,549,952 shares as of September 30, 2006, 452,549,952 shares as of September 30, 2005, and 482,171,552 shares as of June 30, 2006.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.99 per dollar as of September 30, 2006.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA | QUARTER: 3 | YEAR: 2006

GRUMA, S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005 | CONSOLIDATED

(Thousands of Mexican Pesos) | Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	29,582,357	100	28,081,780	100
s02	CURRENT ASSETS	10,041,337	34	8,652,943	31
s03	CASH AND SHORT-TERM INVESTMENTS	844,089	3	507,518	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,732,937	13	3,141,272	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,381,165	5	1,025,238	4
s06	INVENTORIES	3,800,898	13	3,734,239	13
s07	OTHER CURRENT ASSETS	282,248	1	244,676	1
s08	LONG-TERM	2,679,832	9	2,365,511	8
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	39,859	0	36,369	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,630,129	9	2,319,116	8
s11	OTHER INVESTMENTS	9,844	0	10,026	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	14,490,676	49	14,408,510	51
s13	LAND AND BUILDINGS	6,492,733	22	6,411,512	23
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	17,422,704	59	16,777,411	60
s15	OTHER EQUIPMENT	655,522	2	656,527	2
s16	ACCUMULATED DEPRECIATION	11,313,802	38	10,404,211	37
s17	CONSTRUCTION IN PROGRESS	1,233,519	4	967,271	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,346,909	8	2,632,829	9
s19	OTHER ASSETS	23,603	0	21,987	0
s20	TOTAL LIABILITIES	13,747,926	100	13,636,115	100
s21	CURRENT LIABILITIES	4,755,076	35	4,273,995	31
s22	SUPPLIERS	2,038,373	15	1,970,144	14
s23	BANK LOANS	313,908	2	306,412	2
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	16,181	0	31,414	0
s26	OTHER CURRENT LIABILITIES	2,386,614	17	1,966,025	14
s27	LONG-TERM LIABILITIES	7,283,694	53	7,766,943	57
s28	BANK LOANS	6,699,826	49	7,016,007	51
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	583,868	4	750,936	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,709,156	12	1,595,177	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	15,834,431	100	14,445,665	100
s34	MINORITY INTEREST	2,785,665	18	2,687,390	19
s35	MAJORITY INTEREST	13,048,766	82	11,758,275	81
s36	CONTRIBUTED CAPITAL	17,179,785	108	16,050,228	111
s79	CAPITAL STOCK	12,599,164	80	12,290,660	85
s39	PREMIUM ON ISSUANCE OF SHARES	4,580,621	29	3,759,568	26
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(4,131,019)	(26)	(4,291,953)	(30)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	11,685,388	74	10,787,592	75
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(15,816,407)	(100)	(15,079,545)	(104)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	844,089	100	507,518	100
s46	CASH	455,477	54	426,087	84
s47	SHORT-TERM INVESTMENTS	388,612	46	81,431	16
s07	OTHER CURRENT ASSETS	282,248	100	244,676	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	282,248	100	244,676	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,346,909	100	2,632,829	100
s48	DEFERRED EXPENSES (NET)	958,698	41	1,089,453	41
s49	GOODWILL	1,388,211	59	1,543,376	59
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	23,603	100	21,987	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	23,603	100	21,987	100
s21	CURRENT LIABILITIES	4,755,076	100	4,273,995	100
s52	FOREIGN CURRENCY LIABILITIES	3,721,764	78	3,334,058	78
s53	MEXICAN PESOS LIABILITIES	1,033,312	22	939,937	22
s26	OTHER CURRENT LIABILITIES	2,386,614	100	1,966,025	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	73,964	3	54,709	3
s68	PROVISIONS	434,796	18	310,696	16
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,877,854	79	1,600,620	81
s27	LONG-TERM LIABILITIES	7,283,694	100	7,766,943	100
s59	FOREIGN CURRENCY LIABILITIES	7,155,540	98	7,653,851	99
s60	MEXICAN PESOS LIABILITIES	128,154	2	113,092	1
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,709,156	100	1,595,177	100
s66	DEFERRED TAXES	1,709,156	100	1,595,177	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	12,599,164	100	12,290,660	100
s37	CAPITAL STOCK (NOMINAL)	4,880,142	39	4,575,894	37
s38	RESTATEMENT OF CAPITAL STOCK	7,719,022	61	7,714,766	63

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA | QUARTER: 3 | YEAR: 2006

GRUMA, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,122,964	376,884
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,238,349	869,652
c41	+ (-) OTHER ITEMS	(115,385)	(492,768)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(437,442)	237,159
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,246,104)	(260,186)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(158,611)	89,877
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(6,610)	2,140
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,195)	113,572
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	975,078	291,756
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(323,085)	898,083
c23	+ BANK FINANCING	(218,533)	(165,992)
c24	+ STOCK MARKET FINANCING	1,624,332	2,300,549
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	393,823
c27	(-) BANK FINANCING AMORTIZATION	(1,728,884)	(1,630,297)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	509,561	(529,291)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	1,139,272	0
c31	(-) DIVIDENDS PAID	(653,161)	(558,831)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	23,450	29,540
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,621,462)	(1,942,339)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(456)	1,473
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,769,199)	(1,015,459)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	348,481	52,205
c39	+ (-) OTHER ITEMS	(200,288)	(980,558)

October 25, 2006

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer